Array BioPharma Inc.

3200 Walnut Street

Boulder, Colorado, 80301

September 23, 2009

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Facsimile (202) 772-9198

Re:	Array BioPharma Inc.
Registration Statement on Form S-3
Registration No. 333-161633

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of Array BioPharma Inc., a Delaware  corporation (“Array”), that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 9:00 a.m. (Eastern time) on September 25, 2009, or as soon thereafter as practicable.

In connection with this request for acceleration, Array acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive Array from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Array may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Array BioPharma Inc.
By:
R. Michael Carruthers
Chief Financial Officer

cc:	Jeffrey Riedler, SEC, Division of Corporation Finance
Carin M. Kutcipal, Esq.
Mark Fisher, Katten, Muchin Rosenman LLP